May 29, 2013

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention:                                         Tia L. Jenkins, Senior Assistant Chief Accountant

Craig Arakawa
Nasreen Mohammed
George K. Schuler, Mining Engineer

Re:	Molycorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2012
File No. 001-34827

Ladies and Gentlemen:

Molycorp, Inc., a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 30, 2013 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) filed March 18, 2012.

Below are the Company’s responses.  For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis, page 56

1.              Comment:  We note management’s discussion and analysis of results of operations.  When you list multiple factors that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item.  Please provide proposed disclosures to be included in future filings.

Response: In future periodic reports, in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) when listing multiple factors that contributed to a material change in a financial statement line item, we will quantify, where possible, the extent to which each change contributed to the overall change in that line item.  For example, in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 (the “2013 First Quarter 10-Q”) filed on May 9, 2013, we made the following disclosures:

•                  In the MD&A, with respect to Resources, we quantified changes in prices of chemicals that led to the increase in variable costs in that segment from the first quarter 2012 to the first quarter 2013, as follows: “Even though the costs of hydrochloric acid and caustic soda, which are the main chemicals used in our REO separation processes at Resources, have decreased from the first quarter 2012, as compared to the first quarter of 2013, variable production costs at Resources were unfavorably affected by higher consumption of those chemicals per unit of REO produced during the commissioning and testing phase of our new separation processes in the first quarter of 2013. Hydrochloric acid and caustic soda costs have decreased, on average, by approximately 20% over the prior-year period, contributing to savings of approximately $0.15 cents per kilogram of REO produced, whereas the temporary higher consumption of chemicals associated with the start-up phase of our new separation processes led to an increase of approximately $5.17 per kilogram of REO produced. The commissioning and testing of the new separation processes at Resources also led to an increase in wastewater transportation costs of approximately $0.80 per kilogram of REO produced in the first quarter of 2013, as compared to the corresponding prior-year period.”

•                  In the MD&A, with respect to Chemicals and Oxides, we quantified the extent to which the Molycorp Canada acquisition contributed to the material change in the Chemicals and Oxides revenues in the first quarter of 2013, as compared to the prior-year first quarter, as follows: “The Molycorp Canada acquisition accounted for approximately 75% of the first quarter 2013 sales in this segment at an ASP of $40.74 per kilogram.”

•                  In the MD&A, with respect to Magnetic Materials and Alloys, we quantified the extent to which the Molycorp Canada acquisition contributed to the material change in the Magnetic Materials and Alloys revenues in the first quarter of 2013, as compared to the prior-year first quarter, as follows: “Sales of Neo Powders™ in the first quarter of 2013 accounted for approximately 92% of this segment revenues at an ASP of $40.11 per kilogram.”

•                  In the MD&A, with respect to Rare Metals, we quantified the extent to which the Molycorp Canada acquisition contributed to the material change in the Rare Metals revenues in the first quarter of 2013, as compared to the prior-year first quarter, as follows: “The Molycorp Canada acquisition accounted for approximately 51% of Rare Metals’ first quarter 2013 sales at an ASP of $389.42 per kilogram.”

2.              Comment:  We note you have experienced significant reduction in revenues and product volume related to your Resources segment for the year ended December 31, 2012.  We also note these decreases to lower average sales prices and volume reductions “primarily attributable to limited bastnasite feedstock due to the new mill coming online at the same time the last of the historical stockpiles were drawn down.” Please address the following points:

•                  clarify when your new mill at the Mountain Pass facility came online and when your historical stockpiles became exhausted;

•                  quantify sales attributed to your historical stockpiles in 2012, and amounts attributable to new production, and

•                  clarify the reasons for the production delays and discuss known material trends and uncertainties.

Response: In the “Modernization and Expansion of our Molycorp Mountain Pass Facility” section of the 2013 First Quarter 10-Q MD&A, we made the following disclosure, which we intend to repeat in our Annual Report for the year ending December 31, 2013 (“2013 Form 10-K”), with respect to fiscal 2012:

“We experienced delays associated with our modernization and expansion efforts at our Molycorp Mountain Pass facility that led to lower-than-anticipated production from the Resources segment in 2012. We had forecast that the facility would be operational during the fourth quarter of 2012 to a level that would have allowed us to achieve an initial planned annual run rate of 19,050 mt beginning in 2013. However, we revised that production ramp-up schedule in January 2013 to reflect an updated estimate whereby the facility is expected to achieve an initial planned annual run rate of 19,050 mt by mid-year 2013. This revised forecast and lower-than-anticipated production in 2012 were the result of several factors typical of the start-up of complex, multi-stage mining and chemical manufacturing facilities, primarily the following: delays in bringing the mill up to initial run rate capacity; certain defective engineering work that required additional engineering, procurement, and construction to correct; delays in the delivery of critical parts and equipment; production bottlenecks during start-up resulting from delays in bringing the leach and multi-stage crack processes up to initial run rate capacity; and limitations on available bastnasite feedstock due to delays in bringing the mill up to initial run rate capacity and the fact that historic stockpiles were exhausted in 2012. Production at Mountain Pass from stockpiled feedstock versus newly produced feedstock in 2012 can be broken down as follows: 100% of production from January 1, 2012 through June 25, 2012 was from stockpiled material; from June 26, 2012 through July 30, 2012, 91.7% came from stockpiled material and 8.3% from new material; from July 31, 2012 through September, 27, 2012, 50% came from stockpiled material and 50% from new material; and from September 28, 2012 through December 31, 2012, 100% came from new material.”

3.              Comment:  We note that you recorded $80.9 million of write-downs of inventory of which $46.8 million was attributed to Resources segment for the year ended December 31, 2012. Given the magnitude of this charge in relation to total prior year write-downs of $2.8 million and $2.5 million for the year ended December 31, 2011 and 2010 respectively, please expand your disclosure to discuss the events and circumstances that led to this charge.

Response: In future periodic reports, where applicable, we will expand our disclosure to discuss the events and circumstances that led to the inventory charge.  For example, in the 2013 First Quarter 10-Q MD&A, with respect to Resources, we made the following disclosure in reference to the total inventory write-down in that segment: “For the three months ended March 31, 2013, our operating income at the Resources segment was further reduced by $37.2 million of total inventory write-down, as compared to an inventory write-down of $6.6 million in the corresponding prior period. The deterioration in REEs prices described above, combined with a lower inventory turnover caused by the current conservative purchasing pattern of our customers, led to this higher inventory write-down in the first quarter of 2013.”

We provide further information in the MD&A, with respect to Resources, with the following details and quantification regarding the deterioration of REEs prices: “The persistent global economic weakness, combined with the unwinding of speculative purchases following a period (mostly the first half of 2011) when abnormal premiums were placed on Chinese export quotas for REEs, led to an oversupply of rare earth products that has caused prices for the segment’s primary products to significantly deteriorate from the first quarter of 2012 to the first quarter of 2013. For example, prices for cerium oxide 99%, lanthanum oxide 99% and neodymium/praseodymium oxide 99% have decreased, on average and based on China export prices quoted by major REEs market sources, by approximately 74%, 77% and 38%, respectively. The anticipation of falling REEs prices generally results in a very conservative purchasing pattern by our customers.”

Mineral Properties and Development costs, page 68

4.              Comment:  We note that you deplete mineral properties using the units of production method over estimated proven and probable reserves.  We also note the significant downward revision of your reserves as of January 2012.  Tell us the extent to which reserves are currently accessible and the extent to which additional capital improvements are required to convert and gain access to reserves.  Please provide greater insight in the critical assumptions used in developing reserves estimates and future development costs.

Response: As indicated under Item 2. Properties, Molycorp Mountain Pass in the 2012 Form 10-K, the reduction in the proven reserves estimation and the increase in the probable reserves estimation from the 2010 to the 2012 study is primarily due to the use of additional drilling data combined with the advantage of performing the new study from a deeper observation point at the bottom of the mine pit.

In November 2010, we commenced removal of overburden from the existing open pit. We continued overburden removal through 2011 in accordance with the mine plan and with the objective of exposing sufficient reserves to achieve our initial planned annual run rate of 19,050 metric tons of REO. In February 2012, we started operation of the crushing facility and processed fresh rare earth ore for feed to the new mill. On June 25, 2012, we began to blend the new concentrate from the mill with old concentrate from historical stockpiles.

We and SRK Consulting believe that the current accessible reserves are adequate to meet and sustain the initial planned annual run rate. Our existing budget for mine operations will not require additional capital improvements to convert and gain access to reserves in order to achieve the current mine plan.

The critical assumption used in developing our current reserve estimate is the application of a “hard” cutoff grade of 5% REO to define mineable ore. While we believe that a cutoff grade below 5% is economically viable, SRK Consulting decided to base the mining cutoff calculation on a grade of 5% REO given historical performance at our Molycorp Mountain Pass facility. The second critical assumption is that we will achieve historic metallurgical recoveries of 65% for the mill and 93% for the extraction and separation facilities.

In terms of critical assumptions related to future development costs, the existing reserve estimate is based on a mine plan that sustains a relatively consistent stripping ratio through the next 20 years of mine operations. We consider the cost of overburden removal to be an ongoing operating cost (deferred costs are amortized in to inventory and expensed as a component of “Costs of Sales”). The current plan does not include any extraordinary future development cost that would exceed the annual mine operating budget.

Financial Statements

2. Summary of Significant Accounting Policies, page 79

Mineral Deposits and Development Costs, page 80

5.              Comment:  We note your disclosure indicating that you began depleting your mineral properties and development costs in 2012 using the units of production method.  We also note that you generated a significant amount of revenues from your Mountain Pass facility during the year ended December 31, 2011.  Please clarify when and the criteria used to determine you exited the development stage and entered the production stage as defined in Industry Guide 7.  Please discuss the date of the reserve report used to calculate depletion.

Response: In future periodic reports, where applicable, we will expand our disclosure to clarify when, and the criteria used, to determine that we exited the development stage and entered the production stage, based on the following: In June 2012, we concluded that, by reference to the Accounting Standard Codification 915, Development Stage Entities (“ASC 915”), Molycorp exited the development stage status in the second quarter of 2012 for the following reasons: a) our planned principal operations at our Molycorp Mountain Pass facility had effectively commenced with the transition to production from recently-mined rare earth ore, and b) revenues were approximately $400 million in fiscal 2011 and approximately $85 million in the first quarter of 2012. The significant amount of revenues generated from our Molycorp Mountain Pass facility during fiscal 2011 was derived, as disclosed in prior periodic reports, entirely from stockpiled feedstock that was produced prior to the inception of our business plan to invest substantial capital to restart mining operations, construct and refurbish processing facilities and other infrastructure at our Molycorp Mountain Pass facility. At the time of the Molycorp Canada acquisition in June 2012, our revenues were estimated to increase significantly in fiscal 2012. Moreover, as indicated in the “Modernization and Expansion of our Molycorp Mountain Pass Facility” section of the 2013 First Quarter 10-Q MD&A, from June 26, 2012 through July 30, 2012, 91.7% of our production came from stockpiled material and 8.3% came from new feedstock material, which corroborates the fact that our Molycorp Mountain Pass facility became at that time an established commercially minable deposit in the production stage, as defined under Industry Guide 7.

In future periodic reports, where applicable, we will expand our disclosure to discuss the date of the reserve report used to calculate depletion as follows: In order to calculate the depletion in fiscal 2012, we used the updated reserve statement dated January 4, 2012.

Recoverability of Long Lived Assets, page 81

6.              Comment:  We note your disclosure that “there were no other events or changes in circumstances indicating that the carrying amount of the Company’s other long-lived amortizable assets as of December 31, 2012 may not be recoverable.” However, we also note that you faced significant negative trends in fiscal 2012, including declining demand and falling prices of REEs and over supply of certain REEs that you produce.  We further note the significant reduction in your sales and production in your Resources segment, operating losses across all segments in 2012, and negative cash flows from operations in fiscal 2012.  Please tell us how you considered these events and circumstances as potential indicators of impairment of your other long lived assets, explaining the basis for your conclusions and your consideration of the factors listed above.

Response: We believe that the way the last sentence of the “Recoverability of Long-Lived Amortizable Assets” accounting policy was drafted may have caused the reader to interpret that the events and circumstances leading to the impairment of long-lived assets we recognized were not applicable to the assets we did not impair. In reality, we tested all long-lived assets for recoverability based on the same events and circumstances affecting our company during fiscal 2012. In future periodic filings, where applicable, we will modify the last sentence of the “Recoverability of Long-Lived Amortizable Assets” accounting policy to read that “the undiscounted future cash flows expected from the use of all other amortizable long-lived assets we tested was in excess of their carrying amount.” Our determination that an impairment assessment should be completed considered the factors summarized on page 67 in the 2012 Form 10-K, which include the matters mentioned in your comment.

7.              Comment:  We note your disclosure on page 90 that you concluded that the Resources segment had fair value below carrying value.  If you tested long-lived assets for impairment, please provide us with the following information on how you tested the long-lived assets for recoverability:

•                  Clarify what you consider an asset group

•                  Clarify how many asset groups were tested for impairment

•                  Clarify how many asset groups were considered at risk of impairment (i.e. the asset group has a FV that is not substantially in excess of its CV)

For any at risk asset group, provide us with (i) the percentage by which FV exceeded CV as of the date of the most recent test, (ii) a description of the methods and key assumptions used and how the key assumptions were determined, (iii) a discussion of the degree of uncertainty associated with the key assumptions and (iv) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.  Please add clarifying disclosures in management’s discussion and analysis.

Response:

In our disclosure on page 90 of the 2012 Form 10-K, our conclusion in regards to both the Resources reporting unit, as well as the Molycorp Silmet facility, was that fair value exceeded carrying value. We will clarify the disclosure as follows. “The Resources reporting unit has no goodwill allocated to it. The Molycorp Silmet facility’s fair value exceeded its carrying value. For the other reporting units that included goodwill, the Company completed step two of the test and determined that the goodwill was impaired for the Chemicals and Oxides, Magnetic Materials and Alloys and Rare Metals segments, and the MMA facility.”

The Resources reporting unit, which is the same as the Resources segment, as disclosed on page 84 of the 2012 Form 10-K, includes primarily the operations of the Molycorp Mountain Pass facility and the carrying value is primarily associated with the related long-lived assets. Individual assets included in the reporting unit were separately evaluated following the related standards, such as Inventory ASC 330-10 and Property, Plant and Equipment ASC 360-10. As disclosed in Notes 5 and 7 to the financial statements, impairments were recorded for certain assets. The impairment of long-lived assets of $3.8 million disclosed in Note 7 to the financial statements related to management identifying specific mill silos and conveyor belts, which were not functioning as intended at the Molycorp Mountain Pass facility, which management decided to replace, rather than refurbish, during the fourth quarter of 2012.

As there were indicators of impairment for the Resources reporting unit long-lived assets, as disclosed on page 67 of the 2012 Form 10-K, the Resources reporting unit long-lived assets, which the Company views as one single asset group, was tested for impairment at December 31, 2012. This asset group passed step one of the impairment test, as the undiscounted cash flows expected to be generated from the asset group exceeded their carrying value by approximately 115%. As there is no goodwill allocated to the Resources reporting unit, and part one of the long-lived assets impairment test was passed, there was no need to determine the fair value of the Resources reporting unit under ASC 350, or for the purpose of long-lived assets held and used under ASC 360.

In determining the undiscounted cash flows of the Resources asset group, key assumptions in the projection included revenue growth, EBITDA margin, depreciation and amortization rates, required levels of capital expenditures, required levels of working capital, the effective tax rate over the projection period and a terminal growth rate. Assumptions around the projection were determined through a detailed budgeting process involving management at the Resources segment and senior finance management at the Company. The terminal growth rate considered long-term inflationary growth and the Resources asset group’s prospects. Potential events that could reasonably be expected to negatively affect the key assumptions include how quickly operations at the Molycorp Mountain Pass facility can be ramped up and rare earth/rare metal pricing not reverting to normalized levels as anticipated.

The Company has disclosed in the 2012 Form 10-K on pages 66, 81, 89 and 90 and on pages 66, 67, 80, 81, 89 and 91 the factors it considered in determining its goodwill and long-lived assets impairments for 2012, respectively.

Engineering Comments

Results, page 41

8.              Comment:  We note your disclosure of proven and/or probable reserves prepared by your company and SRK as of January 2012.  Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act.  The information requested includes, but is not limited to:

•                  Property and geologic maps

•                  Description of your sampling and assaying procedures

•                  Drill-hole maps showing drill intercepts

•                  Representative geologic cross-sections and drill logs

•                  Description and examples of your cut-off calculation procedures

•                  Cutoff grades used for each category of your reserves and resources

•                  Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•                  A detailed description of your procedures for estimating reserves

•                  Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•                  A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response: With the exception of the last bulleted item in Comment 8, the supplemental information requested by this Comment 8 of the Comment Letter will be provided to the Staff under separate cover on a supplemental basis pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934. In accordance with such rule, the Company segregated such information and requests that such material be returned promptly following completion of the Staff’s review.

With respect to the last bulleted item in Comment 8, the Existing Environmental Authorizations table below presents the retrospective permitting and government approval schedule for the primary environmental authorizations for the modernization and expansion project at our Molycorp Mountain Pass facility.

Existing Environmental Authorizations Table

Permit	Agency	Date Application Filed	Date Approved
Minor Use Permit	County of San Bernardino	July 16, 2010	November 10, 2010
Streambed Alteration Agreement (Allowing construction within and near defined waters)	California Department of Fish and Game	June 30, 2010	December 6, 2010
Waste Discharge Requirements	California Regional Water Quality Control Board	March 1, 2010	October 14, 2010
Radioactive Materials License Amendment #24	California Department of Public Health	March 1, 2010	June 17, 2010
401 Permit	California Regional Water Quality Control Board	September 21, 2010	December 3, 2010

As shown in table above, since the re-start of mining activity and start of site construction activities in the second half of 2010, we have sustained a pattern of permit filings and government approvals through the present date.

Since these primary approvals were obtained, a series of minor permitting actions with the Mojave Desert Air Quality Management District and the County of San Bernardino’s Land Use Services Department have been undertaken.  These permits cover the air emissions and construction details for the equipment and buildings associated with our modernization and expansion project at our Molycorp Mountain Pass facility. These permits are ministerial in nature, and don’t involve a public review process.

In 2019, the current mine plan calls for the construction of a new overburden stockpile, designated the “East Overburden Stockpile” (“EOS”). This facility will occupy undisturbed lands owned by us on the east side of the land holdings at Mountain Pass. The current reclamation plan will need to be amended to reflect the establishment of this new facility. The major permits required for the EOS will be as follows:

•                  Minor Amendment to the Mountain Pass Reclamation Plan - San Bernardino County;

•                  401 Permit - California Regional Water Quality Control Board;

•                  Streambed Alteration Agreement - California Department of Fish and Game; and

•                  Waste Discharge Requirements - California Regional Water Quality Control Board.

These major permits correspond to the same permitting authorities and existing permits presented in table above. The Minor Amendment will include a review of the EOS under the California Environmental Quality Act (“CEQA”), and would be initiated in 2016. This effort is expected to take approximately two years to complete, although it may well take less time as the required baseline studies have already been completed. The other three permits listed will rely on the CEQA process conducted as part of the Minor Amendment, so while the applications for these permits may be filed concurrently, the agencies will not be able to issue permits until the Minor Amendment is complete.  We expect that these three permits would be issued in 2018.

Finally, the current mine plan contemplates lateral expansion of the existing open pit permit boundary to the north. This lateral expansion would remain within our existing land holdings at our Molycorp Mountain Pass facility. The timing of the expansion would be more than 20 years from the present.

Should you have further technical questions about the reserves, which have not been submitted in writing to the Company, please contact Jim Allen at Molycorp at (303) 843-8058 or james.allen@molycorp.com, or Terry Braun at SRK at (303) 985-1333 or tbraun@srk.com to organize a telephone conference with your engineer and MCP/SRK.

9.              Comment:  We note your reserves are stated as of your fiscal year end 2011 or January of 2012. Please modify your filing and update your reserves to coincide with your fiscal year end. You may deduct your annual production from these reserves, if that is appropriate.  Please disclose your stockpile removals along with estimated grades and the sales volumes of major product lines.

Response: In future Annual Reports on Form 10-K, our reserves will be updated to coincide with our fiscal year end, and we will disclose our stockpile removals along with estimated grades and the sales volumes of major product lines.

Resources, page 56

10.       Comment:  We note you report product sales volume and aggregate production for 2012 and 2011. Please modify your filing and disclose your annual production as required by

Regulation S-K, Instructions to Item 102, Part 3 providing detailed information regarding your mined tonnage and grade, your stockpile additions/subtractions with estimated grades, mill metallurgical recovery, concentrate production & grade, and internal/external production volumes.

Response: In future Annual Reports of Form 10-K, we will expand our disclosures to include annual production information for an extractive enterprise not involved in oil and gas producing activities, as required by Regulation S-K, Instructions to Item 102, Part 3.  For example, in our 2013 Form 10-K, with respect to fiscal 2011 and 2012, we will include disclosure substantially conforming to the following: For fiscal 2011, our annual production derived exclusively from the historical stockpile of bastnasite. From January 1, 2012 through June 25, 2012, 100% of production was also from historical stockpiled material; from June 26, 2012 through July 30, 2012, 91.7% came from stockpiled material and 8.3% from new material; from July 31, 2012 through September, 27, 2012, 50% came from stockpiled material and 50% from new material; and from September 28, 2012 through December 31, 2012, 100% came from new material.

The legacy neodymium-from-bastnasite, or NFB, processing plant at Resources had a leach recovery rate of 56% in fiscal 2012 and 57% in fiscal 2011. The flotation plant, which was commissioned in the second quarter of 2012, had a recovery rate of approximately 47% in fiscal 2012.  We note that these recovery rates represent start-up conditions and we anticipate achieving our target recovery rates once system start-up is complete and steady-state conditions are achieved.

The following table presents statistics for our mining through flotation processes for fiscal 2012.  Tonnages are accurate to within + or – 5% for all stockpile surveys and belt scale totalizers.  We did not produce any new concentrate in fiscal 2011.

	Tons (in thousands)	Average Grade
Legacy ore stockpile — 12/31/11	36	6.34%
Ore mined	106	9.15%
Ore milled	(88)	7.64%
Ore stockpiles — 12/31/12	54	7.40%
Concentrate production	6	50.34%
Concentrate stockpile — 12/31/12	2	49.06%

Aggregate production volume of finished products at Resources was 2,336 mt in fiscal 2012 and 3,062 in fiscal 2011.

In addition to our internal production, during 2011 we purchased 20 mt of rare earth Mischmetal, 40 mt of Lanthanum Oxide and 34 mt of Cerium Oxide from third-party producers. For fiscal 2012, we did not purchase any rare earth products from third-party producers.

11.       Comment:  We note your discussion of limited bastnasite feedstock due to the new mill coming online.  Please provide a discussion in your modified filing explaining the phased transition from your former state of operations at the old facility, completion of construction at the new mill, commissioning and startup for your new concentrator. Please address major cost and schedule variances from previous estimates.  In the event the old facilities are decommissioned and/or dismantled, please include a discussion of this process.

Response: Please refer to our response to Staff Comment 2, which presents disclosures included in our 2013 First Quarter 10-Q regarding the delays associated with our modernization and expansion efforts at our Molycorp Mountain Pass facility and the percentages of 2012 production attributable to feedstock from our historical stockpiles and our new facilities.  As disclosed, the delays included delays in bringing the mill up to initial run rate capacity.

During fiscal 2011, the legacy rare earth production systems utilized stockpiled bastnasite from the old flotation operation that ended in 2002.  In fiscal 2012, the stockpiled bastnasite continued to be used and depleted during construction of the new flotation process.  Construction of the crusher, mill and paste tailings plant was accelerated to ensure start-up of those assets before the stockpiled material was exhausted.  Although the start-up and commissioning of these assets under the accelerated plan was negatively impacted by various mechanical and process difficulties, bastnasite feedstock from the new facilities supplemented the stockpiled feedstock for production beginning with the period from June 26, 2012 through July 30, 2012.

Our estimated total capital expenditures ($1.45 billion, as disclosed in our 2012 Form 10-K and updated to $1.53 billion, as disclosed on our 2013 First Quarter 10-Q) for the modernization and expansion efforts and certain other capital projects at our Molycorp Mountain Pass facility include the additional labor and other costs associated with the accelerated construction and start-up plan.

We have determined that a portion of our ore deposit is located beneath the legacy flotation plant.  Accordingly, to facilitate the expansion of the mine to optimize ore extraction, we demolished portions of that facility in 2013.  Demolition is expected to be completed by the first quarter of 2014.  As disclosed in Note 13 to our 2012 Form 10-K and Note 13 to our 2013 First Quarter 10-Q, the balance of our asset retirement obligation as of December 31, 2012 and March 31, 2013 includes revised estimated costs associated with this demolition project.

In future periodic reports, we will expand our disclosures regarding the transition of operations from our legacy facilities to our new facilities and continue to update our disclosures regarding changes to our asset retirement obligations.

12. Comment:  Please modify your filing and provide a brief discussion of your product feed sources, quantity, and feedstock quality for your Chemicals and Oxides, Magnetic Materials and Alloys, and Rare Metals segments.  Please disclose the sources and amounts of your metal feed stocks for gallium, indium, rhenium, niobium, and tantalum.  Please comment on the relative source supply, delivery reliability, and price volatility of your feedstock materials.

Response: In future Annual Reports on Form 10-K, we will provide a discussion of our product feed sources, quantity, and feedstock quality for our Chemicals and Oxides, Magnetic Materials and Alloys and Rare Metals segments,. For example, in our 2013 Form 10-K, we will provide disclosure based on the following:

•                  Note: Percentages next to a rare earth feedstock material indicate the level of REO content per metric ton (mt) of rare earth feedstock purchased. Percentages next to a rare metal feedstock material indicate the level of purity in that metal. The higher the percentage of REO or rare metal purity, the greater the quality of feedstock materials. In the case of a mixed feedstock materials, the percentages indicate the relative content of the mixed material.

•                  Chemicals and Oxides: Main feedstock materials in this segment include rare earth carbonates and rare earth concentrates.  Our JAMR and ZAMR facilities in China have been procuring their feedstock materials primarily from various producers over a number of years. Even though we believe there is an adequate supply of rare earth feedstock for our JAMR and ZAMR operations, we currently do not have long-term supply contracts with our main suppliers. During the period from June 12, 2012 (the day subsequent the closing of the Molycorp Canada acquisition) to December 31, 2012, our JAMR facility purchased 288 mt of enriched Europium clay with an average grade of 92% tREO, and our ZAMR facility procured 867 mt of rare earth concentrate with an average grade of 59% tREO and 1,243 mt of rare earth carbonate with an average grade of 44% tREO.

Within the Chemicals and Oxides segment, our Molycorp Silmet facility sourced 1,615 mt of light rare earth carbonates with an average grade of 39% tREO content from a third-party supplier that in total provided approximately 88% of feedstock materials used by Molycorp Silmet in fiscal 2012. The remainder of light rare earth carbonates used by Molycorp Silmet in 2012 was shipped from our Molycorp Mountain Pass facility. The third-party supplier has been consistently delivering feedstock materials to Molycorp Silmet on time over several years. Prices for light rare earth carbonates generally follow the price trend of the light REEs, which have been very volatile during 2011 and 2012. For example, China domestic prices for Lanthanum (“La”) and Cerium (“Ce”)increased, on average, by approximately 410%, respectively, during the first seven months of 2011; for the remainder of 2011, La price decreased by approximately 18% while the price for Ce decreased by approximately 33%. China domestic prices for La and Ce further decreased by approximately 55% and 60%, respectively, in 2012.

•                  Magnetic Materials and Alloys: Main feedstock materials in this segment include: Neodymium (“Nd”) Metal 99% and Nd Oxide 99%, Praseodymium (“Pr”) Metal 99% and Pr Oxide 99%, mixed Nd 75% /Pr 25% in both 99% Metal and 99% Oxide form, Dysprosium (“Dy”) Metal 99%, Iron (“Fe”), mixed Dy Metal 90%/ Fe 10%, Iron-Boron (“FeB”), Samarium (“Sm”) and Cobalt (“Co”). During fiscal 2012, we acquired the following quantity of feedstock in our Magnetic Materials and Alloys segment: approximately 307 mt of Nd Metal, 156 mt of Nd Oxide, 33 mt of Pr Metal, 16 mt of Pr Oxide, 513 mt of mixed Nd/Pr Metal, 40 mt of Nd/Pr Oxide, 0.1 mt of

Dy Metal, 51 mt of mixed DyFe Metal, 360 mt of Fe, 50 mt of FeB, 30 mt of Sm and 200 mt of Co. The majority of the rare earth metal feedstock, which represented approximately 55% of the total sourced feedstock material during the period, was purchased primarily from four third-party suppliers, which have consistently delivered our feedstock materials on time over a number of years. All of the oxide feedstock, or approximately 10% of the total source feedstock material purchased during the period, was shipped from our JAMR and ZAMR facilities in China. The oxide feedstock is generally converted into the corresponding metal form at our Molycorp Magnequench facilities. Our suppliers of Fe, FeB, Sm and Co feedstock materials have been very reliable over the past several years.

Prices for all REEs have been very volatile during 2011 and 2012. China domestic prices for Nd and Pr products increased, on average, by approximately 467% during the first seven months of 2011; then decreased by approximately 56% for the remainder of 2011, and further decreased by approximately 50% in 2012. China domestic prices for Nd/Pr products increased, on average, by approximately 460% during the first seven months of 2011; then decreased by approximately 60% for the remainder of 2011, and further decreased by approximately 30% in 2012. China domestic prices for Dy increased, on average, by approximately 783% during the first seven months of 2011; then decreased by approximately 41% for the remainder of 2011, and further decreased by approximately 59% in 2012. Prices for Fe and FeB have been stable during the same periods relative to REEs prices. Prices for Sm and Co have been more volatile; we experienced ranges of 186% and 200% between the low and the high purchase price for Sm in 2011 and 2012, respectively,  and we experienced ranges of 37% and 52% between the low and the high purchase price for Co in 2011 and 2012, respectively.

•                  Rare Metals: Quantities of Indium and Rhenium produced and sold during the period from June 12, 2012 to December 31, 2012 were immaterial. Gallium is sourced in two forms: scrap feed from various semiconductor producers and Gallium metal 99.99% (“GaM”) supplied primarily by our Ingal Stade joint venture. During the period from June 12, 2012 to December 31, 2012, we purchased approximately 7.5 mt of scrap feed Gallium and 20 mt of GaM. Gallium scrap generators have been supplying scrap feedstock as long as the Gallium semiconductor industry has been in business. GaM producers have been consistently supplying this metal over the years based on market demand for

Gallium end-use applications. Prices for Gallium scrap feedstock have been relatively more stable than prices of GaM.  Our average price for Gallium scrap  in 2012 decreased by approximately 39% from our average price in 2011, whereas our average price for GaM decreased by approximately 46%.

With respect to our production of Tantalum and Niobium, our Molycorp Silmet facility procures Iron-Niobium-Tantalite (“FeNbTa”), Tantalite, Columbite and Niobium Hydroxide from various suppliers. All of Molycorp Silmet suppliers have a record of timely and reliable supply over several years. In 2012, we purchased 411 mt of FeNbTa, 171 mt of Tantalite, 550 mt of Columbite and 47 mt of Niobium Hydroxide.  We experienced ranges between the low and the high price for our 2012 raw material purchases of 51% for FeNbTa, 100% for Tantalite, 20% for Columbite and 32% for Niobium Hydroxide.

**********

In connection with the above response, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (303) 843-8040 or (416) 367-8588.

Very truly yours,

/s/ Michael F. Doolan

Michael F. Doolan
Executive Vice President and Chief Financial Officer